UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-161835

Temple-Inland Savings Plan for Union Employees
(Exact name of registrant as specified in its charter)

1300 MoPac Expressway South, 3rd Floor
Austin, Texas 78746
512-434-5800
(Address, including zip code, and telephone number,
including area code, of registrant's
principal executive offices)

Common Stock, par value $1.00 per share,
of Temple-Inland Inc.
and an Indeterminate Amount of Interests in the Plan
(Title of each class of securities covered by this Form)

None, for this Plan
(Titles of all other classes of securities
for which a duty to file reports
under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

* Participants in the Plan are no longer permitted to purchase Temple-Inland Inc. common stock under the Plan.  Therefore, the Company has filed a post-effective amendment on Form S-8 with the Securities and Exchange Commission to deregister any unsold shares of Common Stock and related plan interests offered to employees under the Plan. Upon the filing of this Form 15, the Plan’s obligation to prepare and file an annual report on Form 11-K will be suspended.  Temple-Inland’s common stock, $1.00 par value per share, and preferred stock purchase rights continue to be registered pursuant to Section 12(b) of the Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Temple-Inland Savings Plan for Union Employees has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TEMPLE-INLAND SAVINGS PLAN FOR UNION EMPLOYEES
Date: June 28, 2011	By:	/s/ Leslie K. O’Neal
Name: Leslie K. O’Neal
Title: Senior Vice President, Temple-Inland Inc.